Imperial Ginseng Products Ltd.

Suite 1601

650 West Georgia Street

Vancouver, British Columbia

Canada   V6B 4N7

Tel.: (604) 689-8863

Fax: (604) 689-8892

February 12, 2002

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC   20549

Attention: Document Control

Dear Sirs:

Re:

Imperial Ginseng Products Ltd. (the “Company”)

Attached is the Company’s Form 6-K with the financial statements for the Company for the quarter ended December 31, 2002 including supplementary information and management discussion as required by the British Columbia Securities Commission.  A copy has been filed with the British Columbia Securities Commission, the TSX Venture Exchange, NASDAQ, and has been mailed to all shareholders requesting it.

Please call should you have any questions.

Sincerely,

IMPERIAL GINSENG PRODUCTS LTD.

“Hilary Madore”

Hilary S.A. Madore, CMA

Vice President Finance

Attachments

cc:

Nasdaq Stock Market

Cover Sheet of Form 6-K

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

 December

,

2002

Imperial Ginseng Products Ltd.

             Suite 1601 – 650 West Georgia St. Vancouver, British Columbia, V6B 4N7

[Indicate by check mark whether the registrant files of will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F

X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

    Yes

    X

No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Imperial Ginseng Products Ltd.

(Registrant)

Date       February 12, 2003

By

“James S. Chang”

James S. Chang

President and Director

Consolidated Financial Statements of

IMPERIAL GINSENG PRODUCTS LTD.

Six months ended December 31, 2002

(Unaudited - Prepared by Management)

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Balance Sheet

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

	December 31, 2002	June 30, 2002 (Audited)

Assets

Current Assets:
Cash	$ 425,464	$ 70,969
Accounts receivable	138,199	36,136
Inventory	885,292	610,800
Ginseng crop costs (schedule)	3,500,000	2,800,000
Prepaid expenses	9,197	122,794
	4,958,152	3,640,699

Ginseng crop costs (schedule)	2,497,213	4,223,802
Capital assets	1,671,689	1,912,819
Investment	1	1

	$ 9,127,055	$ 9,777,321

Liabilities and Shareholders’ Equity

Current Liabilities:
Bank indebtedness	$ -	$ 545,000
Accounts payable and accrued liabilities	1,426,533	1,431,067
Current portion of obligations under capital leases	428,513	104,941
Current portion of term debt	893,950	1,078,894
	2,748,996	3,159,902

Royalty amount payable	62,820	62,820
Obligations under capital leases	121,706	483,104
Term debt	341,736	654,132

Shareholders’ Equity:
Share capital (note 3)	50,963,447	49,665,787
Conversion option	266,701	266,701
Deficit	(45,378,351)	(44,515,125)
	5,851,797	5,417,363

	$ 9,127,055	$ 9,777,321

On Behalf of the Board

“James Chang”

“Hugh Cartwright”

James Chang, Director

Hugh Cartwright, Director

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statements of Loss

(expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three months ended December 31, 2002	Three months ended December 31, 2001	Six Months ended December 31, 2002	Six months ended December 31, 2001
Revenue:
Ginseng root	$ 3,550,748	$ 1,580,616	$ 4,116,659	$ 2,188,824
Consumer products	73,359	76,791	268,961	343,588
	3,624,107	1,657,407	4,385,620	2,532,412

Cost of sales	2,848,290	1,566,657	3,444,262	2,181,368

Gross profit	775,817	90,750	941,358	351,044

Interest and other income	9,705	10,691	287,624	15,264

	785,522	101,441	1,228,982	366,308
Expenses:
Depreciation	-	-	630	939
Interest	78,109	104,455	86,730	144,088
Legal and audit	23,974	4,002	29,191	10,847
Marketing	117,464	59,794	138,084	84,269
Office supplies and services	6,698	7,535	13,145	16,808
Other	12,738	16,820	14,447	24,050
Rent	11,151	10,216	22,441	21,352
Salaries	110,003	129,020	226,167	260,202
Travel	8,316	15,889	16,055	18,023

	368,453	347,731	546,890	580,578

Income (loss) before undernoted	417,069	(246,290)	682,092	(214,270)

Gain on disposal of capital assets	18,467	-	27,900	1,800
Write off bond issue costs	-	(4,868)	-	(4,868)

Net income (loss) before taxes	435,536	(251,158)	709,992	(217,338)

Income tax expense (recovery)	69	(10,594)	(11,892)	(4,840)

Net income (loss)	$ 435,467	$ (240,564)	$ 721,884	$ (212,498)

Loss per share (note 2)	$ (0.03)	$ (0.39)	$ (0.08)	$ (0.69)

Weighted average number of shares outstanding	11,241,352	2,816,794	11,241,352	2,816,794

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statements of Deficit

(expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three months ended December 31, 2002	Three months ended December 31, 2001	Six Months ended December 31, 2002	Six Months ended December 31, 2001

Deficit, beginning of the period	$(45,026,965)	$(35,202,074)	$(44,515,125)	$(34,360,735)

Net income (loss)	435,467	(240,564)	721,884	(212,498)

Preferred share dividends	(678,424)	(745,240)	(1,365,460)	(1,488,343)

Royalty amount	(108,429)	(126,728)	(219,650)	(253,030)

Deficit, end of the period	$(45,378,352)	$(36,314,606)	$(45,378,351)	$(36,314,606)

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

	Three months ended December 31, 2002	Three months ended December 31, 2001	Six Months ended December 31, 2002	Six months ended December 31, 2001
Cash flows from operations:
Net income (loss)	$ 435,467	$(240,564)	$ 721,884	$(212,498)
Adjustments to reconcile net income to cash provided by operating activities:
Cost of ginseng crops harvested	2,394,322	1,380,511	2,394,322	1,380,511
Depreciation and amortization	95,356	27,080	102,618	18,360
Write off of deferred debt issue costs	-	-	-	4,868
Net loss (gain) on disposal of capital assets	(18,467)	325	(27,900)	(1,475)
Gain on settlement of term debt	-	-	(270,000)	-
	2,906,678	1,167,352	2,920,924	1,189,766
Changes in non-cash working capital:
Increase in accounts receivable	(73,046)	(26,303)	(102,063)	(30,779)
Decrease (increase) in inventory	(159,249)	(414,032)	353,011	45,936
Ginseng crop costs, net of deferred depreciation and amortization	(693,829)	(763,722)	(1,777,961)	(1,954,704)
Decrease in prepaid expenses	140,340	167,251	94,444	64,607
Increase in accounts payable	(256,561)	(14,392)	(291,984)	(40,095)
Royalty amount payable	-	-	-	(9,000)
Cash provided by operating activities	1,864,333	116,154	1,196,371	(734,269)

Cash flows from financing activities:
Drawing (repayment) of short-term borrowings	(1,515,000)	(45,000)	(545,000)	905,000
Reduction of capital lease obligations	(20,228)	(35,033)	(37,826)	(53,320)
Reduction of term debt	-	(9,486)	(232,944)	(119,726)
Cash used in financing activities	(1,535,228)	(89,519)	(815,770)	731,954

Investing:
Purchase of capital assets, net of disposal proceeds	(4,120)	(31,147)	(26,106)	(81,247)

Net increase in cash	324,985	(4,512)	354,495	(83,562)

Cash at beginning of period	100,479	77,680	70,969	156,730

Cash at end of period	$ 425,464	$ 73,168	$ 425,464	$ 73,168

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statements of Cash Flows (Continued)

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

	Three Months ended December 31, 2002	Three months ended December 31, 2001	Six Months ended December 31, 2002	Six months ended December 31, 2001

Non-cash investing and financing activities not included in cash flows:
Term debt converted to preferred shares	$ -	$ -	$ -	$ 160,000
Preferred shares converted to common shares	100,000	-	731,935	-
Interest accrued on term debt converted to preferred shares	-	-	-	38,583
Dividends and royalty accrued on preferred shares	786,853	871,968	1,585,110	1,741,373
Preferred share issue costs accrued	143,417	144,811	287,450	288,794
Bond discount on bonds converted transferred to preferred shares	-	-	-	29,125
Capital asset purchases financed with capital lease	-	-	-	-

Supplemental cash flow information:
Interest paid	$ 33,054	$ 41,175	$ 70,182	$ 69,194
Income tax paid	-	12,292	-	34,523

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Schedules of Ginseng Crop Costs

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

	Three Months ended December 31, 2002	Three months ended December 31, 2001	Six Months ended December 31, 2002	Six months ended December 31, 2001

Capital tax	$ 4,572	$ 1,167	$ (21,495)	$ 16,419
Depreciation	75,473	152,125	153,794	302,385
Direct labour	421,726	475,336	992,689	989,118
Equipment rental	24,725	29,864	31,696	55,756
Fertilizers	25,634	59,225	136,109	231,085
Fuel	20,062	22,805	49,263	43,524
Hardware, supplies and small tools	19,077	22,821	35,998	36,535
Insurance	-	-	14,276	13,101
Land rental	14,557	37,096	206,220	204,904
Mulch	113,079	63,207	220,181	246,046
Office supplies and services	16,018	14,773	35,654	33,062
Rent	4,920	12,130	9,840	27,685
Repairs and maintenance	19,150	15,804	42,820	30,236
Telephone and utilities	1,464	6,531	8,688	13,451
Travel and automobile	8,845	2,963	16,022	13,782
	769,302	915,847	1,931,755	2,257,089

Balance, beginning of period	7,323,001	11,891,734	7,023,802	12,121,780
	8,092,303	12,807,581	8,955,557	14,378,869

Less amounts charged to cost of sales and inventory	(2,095,090)	(2,607,750)	(2,958,344)	(4,179,038)

Net crop costs, end of period	$ 5,997,213	$10,199,831	$ 5,997,213	$10,199,831

Comprised of:
Current portion expected to be harvested and marketed within one year	$ 3,500,000	$ 3,800,000	$ 3,500,000	$ 3,800,000
Balance expected to be harvested after one year	2,497,213	6,399,831	2,497,213	6,399,831

	$ 5,997,213	$10,199,831	$ 5,997,213	$10,199,831

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

(Unaudited – Prepared by Management

Six months ended December 31, 2002

1.      Interim Unaudited Financial Statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended June 30, 2002.

2.      Net loss per share

Net loss per share is calculated by dividing net loss available to common shareholders which includes preferred share dividends and royalty amount by the weighted average number of shares outstanding.  Fully diluted loss per share has not been presented as outstanding stock options, warrants, and debt and preferred share conversions are anti-dilutive.

3.      Capital stock

Authorized share capital:

100,000,000 Common Shares without par value

100,000,000 Class “A” Preferred shares with a par value of $1 each

100,000,000 Class “B” Preferred shares with a par value of $5 each

Issued and outstanding:

	December 31, 2002	June 30, 2002

Common shares (a)	$ 22,641,042	$ 21,909,107
Class “A” Preferred shares (b)	19,417,983	20,437,368
Unpaid dividends and royalties (c)	8,904,422	7,319,312
	$ 50,963,447	$ 49,665,787

(a)

Common Shares issued:

	Number of shares	Amount
Balance, June 30, 2000	2,092,587	$ 19,519,865
Preferred share conversions	57,569	65,200
Bond conversions – principal and interest	666,638	185,986
Conversion option attributable to bonds converted	-	72,867
Balance, June 30, 2001	2,816,794	19,843,918
Preferred share conversions	4,332,121	2,012,689
Share for debt settlement	154,412	52,500
Balance, June 30, 2002	7,303,327	21,909,107
Preferred share conversions	5,107,495	731,935
Balance, December 31, 2002	12,410,822	$ 22,641,042

On August 13, 2002, Qwest Bancorp Ltd., a company related by directors in common, converted 402,212 Class “A” Preferred Shares into 3,656,473 common shares of the Company at a price of $0.11 per share.

Also on August 13, 2002, a director of the Company converted 134,071 Class “A” Preferred Shares into 1,218,827 common shares of the Company at a price of $0.11 per share.

On July 2, 2002, a preferred shareholder converted 95,652 Class “A” Preferred Shares into 187,553 common shares at a price of $0.51 per share.

On October 29, 2002, preferred shareholders converted 100,000 Class “A” preferred shares into 44,642 common shares at a price of $2.24 per share.

(b)

Preferred Shares issued:

	Number of shares	Amount
Balance, June 30, 2000	17,098,330	$ 15,370,708

Original principal amount of bonds converted	4,810,500	4,810,500
Unamortized bond discount of bonds converted	-	(163,879)
Conversion option attributable to bonds converted	-	997,171
Accrued interest on bonds converted	902,570	902,570
Total carrying value of bonds converted to preferred shares in 2001	5,713,070	6,546,362
Preferred share issue costs	-	(465,044)
Preferred shares issued in settlement of debt	952,000	952,000
Preferred shares retracted	(12,500)	(12,500)
Preferred shares converted to common shares	(65,200)	(65,200)
Balance, June 30, 2001	23,685,700	22,326,326

Original principal amount of bonds converted	160,000	160,000
Unamortized bond discount of bonds converted	-	(10,000)
Conversion option attributable to bonds converted	-	29,148
Accrued interest on bonds converted	38,583	38,583
Total carrying value of bonds converted to preferred shares	198,583	217,731
Preferred share issue costs	-	(630,283)
Preferred shares issued in settlement of debt	536,283	536,283
Preferred shares converted to common shares	(2,012,689)	(2,012,689)
Balance, June 30, 2002	22,407,877	20,437,368
Preferred share issue costs	-	(287,450)
Preferred shares converted to common shares	(731,935)	(731,935)
Balance, December 31, 2002	21,675,942	$ 19,417,983

(c)

Unpaid dividends and royalties:

Amount
Balance, June 30, 2000	$ 1,446,808
Cumulative dividends on preferred shares	2,207,439
Cumulative royalties on Royalty Participation Units	325,894
Balance, June 30, 2001	3,980,141
Cumulative dividends on preferred shares	2,863,271
Cumulative royalties on Royalty Participation Units	475,900
Balance, June 30, 2002	7,319,312
Cumulative dividends on preferred shares	1,365,460
Cumulative royalties on Royalty Participation Units	219,650
Balance, December 31, 2002	$ 8,904,422

4.      Related party transactions

During the period ended December 31, 2002, the following transactions with related parties occurred:

(a)

The Company has paid $123,000 (2002 - $123,000) to a management company with directors in common for office and administrative services.

(b)

The Company has recorded as payable $271,982 (2002 - $273,326) to a management company with directors in common for annual asset management services for its preferred shares.

(c)

The Company has paid $123,428 (2002 - $65,743) to companies controlled by a director of the Company for marketing and selling services related to the sale of the Company’s ginseng root.

(d)

See also Note 3(a) for Preferred Share conversions by related parties.

IMPERIAL GINSENG PRODUCTS LTD.

Schedule B – Supplementary Information

Six months ended December 31, 2002

1.   Analysis of expenses and deferred costs:

(a)

Deferred costs:

See Consolidated Schedules of Ginseng Crop Costs incorporated into Schedule A.

(a)

Cost of sales:

Ginseng root	$ 2,866,688
Drying and processing costs	459,252
Consumer products	118,322
$ 3,444,262

2.   Related party transactions:

See Consolidated Financial Statements – Note 4 incorporated into Schedule A.

3.   Summary of securities issued and options granted during the period:

(a)

Securities issued during the period:

Date	Type of Issue	Number	Price	Total Cash Proceeds	Comm-ission Paid	Agent’s Warrants Issued
July 2/02	Common Shares	187,553	$0.51	Preferred share conversion	Nil	Nil
Aug. 13/02	Common Shares	3,656,473	$0.11	Preferred share conversion	Nil	Nil
Aug. 13/02	Common Shares	1,218,827	$0.11	Preferred share conversion	Nil	Nil
Oct. 29/02	Common Shares	44,642	$2.24	Preferred share conversion	Nil	Nil

(b)

Options granted during the period:

There were no options granted during the period.

4.   Summary of securities as at December 31, 2002:

(a)

 Authorized share capital:

100,000,000 Common Shares without par value

100,000,000 Class “A” Preferred Shares with a par value of $1 each

100,000,000 Class “B” Preferred Shares with a par value of $5 each

(b)

Shares issued and outstanding at December 31, 2002:

Issued and outstanding:	# of shares	Amount
Common shares	12,410,822	$ 22,641,042
Class “A” Preferred Shares	21,675,942	19,417,983
Unpaid dividends and royalties		8,904,422
		$ 50,963,447

See also Consolidated Financial Statements – Note 3 incorporated into Schedule A.

(c)

Summary of options, warrants and convertible securities outstanding at December 31, 2002:

Convertible Securities	Amount	Conversion Price	# of Common Shares
1998 Bonds	349,000	$1.81 – $3.64	117,838
Class “A” Preferred Shares	21,675,942	$0.45 - $3.25	17,911,735

(d)

Shares in escrow or subject to a pooling agreement:

There were no shares in escrow or subject to a pooling agreement.

(e)

List of directors and officers:

Stephen P. McCoach	Director and Co-Chairman
Hugh R. Cartwright	Director and Co-Chairman
James S. Chang	Director and President
Joseph A. Rogers	Director
Maurice Levesque	Director
Dr. Aik Ping Eng	Director
Robert Geier	Vice President, Ontario Operations
Hilary Madore	Vice President, Finance

IMPERIAL GINSENG PRODUCTS LTD.

Schedule C – Management Discussion and Analysis

Six months ended December 31, 2002

Imperial Ginseng Products Ltd. ("the Company") is incorporated under the Company Act of British Columbia.  The Company cultivates, processes, and markets North American Ginseng and Consumer Products in North America and Asia.

Operations and Financial Condition

For the six-month period ended December 31, 2002, the Company reports revenues of $4,385,620 and net income of $721,884 or $0.08 loss per share.  This compares to revenues of $2,532,412 a net loss of $212,498 or $0.69 loss per share for the same period in the prior year.

By the end of December, 2002, the harvest and processing of ginseng root was mostly complete.  In total, the Company harvested 132 acres with production totalling approximately 335,000 pounds.  By December 31, 2002, approximately 69% of the root had been sold.  Compared to the prior year, 139 acres were harvested with production totalling 380,520 pounds.  By December 31, 2001, approximately 23% of the root had been sold.

Interest and other income for the six-month period ended December 31, 2002, includes $270,000 recorded for the gain on settlement of term bonds at less than face value.  This settlement was made primarily due to the Company’s planting suspension decision in British Columbia, which significantly affected certain term debt secured by the assets of the Company’s British Columbia farm.  As part of the Company’s strategic decision to discontinue planting in British Columbia, the Company settled certain debt secured by the assets of the Company’s British Columbia farm.

Interest expense for the six-month period ended December 31, 2002 is 40% less than the same period in the prior year due mainly to the reversal of interest accrued in prior periods for bonds settled.

Marketing expense for the six-month period ended December 31, 2002 is 64% higher than the same period in the prior year resulting from the increase in sales revenue for this period.

Income tax recovery for the six-month period ended December 31, 2002 is due to the reversal of tax accruals for the year ended June 30, 2002, which had been over-estimated.

At December 31, 2002, the Company had total assets of $9,127,055 as compared with $9,777,321 at June 30, 2002.

Working capital increased from $480,797 at June 30, 2002 to $2,209,156 at December 31, 2002 and the current ratio increased from 1.15 at June 30, 2002 to 1.80 at December 31, 2002.

The Company planted approximately 123 acres of ginseng at its Ontario farm during the fall of 2002, and at the completion of the planting and harvesting activities, had 552 acres of ginseng in total under cultivation at the Ontario and the British Columbia farm.

Financing Activities

During the period the Company determined that it was required to continue to suspend payment of dividends on its Class “A” Preferred Shares and interest on all its previously issued convertible bonds.  As at December 31, 2002 cumulative unpaid dividends and interest in arrears are $7,450,393 and $567,136, respectively.

During the six-month period ended December 31, 2002, the Company negotiated and settled $493,000 of term debt, and realised a gain on settlement of the term debt of $270,000.

Line of Credit

Canadian Imperial Ginseng Farms Ltd. and Canadian Imperial Ginseng Ontario Ltd. each has available with a Canadian chartered bank a $1,250,000 line of credit, subject to certain margining calculations, which bears interest at price plus 1 ¼% per annum and is secured by a charge over all inventory and crops.

Related Party Transactions and Balances

Preferred Share Conversion:

On August 13, 2002, Qwest Bancorp Ltd., a company related by directors in common, converted 402,212 Class “A” Preferred Shares into 3,656,473 common shares of the Company at a price of $0.11 per share.

Also on August 13, 2002, a director of the Company converted 134,071 Class “A” Preferred Shares into 1,218,827 common shares of the Company at a price of $0.11 per share.

Management Company:

During 1999, a management company with directors in common was requested to consult with and advise to the Company with respect to restructuring its long-term debt obligations.  As a result, the management company was engaged to structure, package, market and administer the conversion of long-term debt obligations to convertible Class “A” Preferred Shares.  The management company is compensated for such services by a one-time service charge of 6% of the face value of Convertible Bonds or Preferred Shares issued either by way of long-term debt converted to Preferred Shares or through the issue of Preferred Shares by way of private placements and an annual asset management service charge of 2.5%.  For the six month period ended December 31, 2002, the Company was charged and accrued $nil and $271,982, respectively for these services.

In addition, the management company provides administrative and office services and the Company was charged $92,250, $9,840, and $20,910 for salaries, rent, and office services, respectively.

Marketing Agreements:

The Company has ginseng marketing agreements with companies controlled by a director of the Company (the “Marketing Companies”).  Pursuant to these agreements, the Marketing Companies market the Company’s ginseng crops on a best effort basis in return for a fee.  The Marketing Companies render all marketing and selling services and pay all expenses related to the sale of the Company’s ginseng root.  For the six-month period ended December 31, 2002, the Company paid $123,428 for these services.

Investor Relations

The Company currently has no agreements in place for which investor services are provided.